Filed pursuant to Rule 433

Registration Statement No. 333-234564

Issuer Free Writing Prospectus dated November 10, 2020

Relating to Prospectus Supplement dated November 10, 2020

(To Prospectus dated November 22, 2019)

Organigram Holdings Inc.

Offering of Units

C$60 million

November 10, 2020

A final base shelf prospectus and a shelf prospectus supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”), and in a corresponding registration statement on Form F-10 (SEC File No.333-234564) has been filed with the United States Securities and Exchange Commission (“SEC”).

You may get these documents and any applicable shelf prospectus supplement for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents and any applicable shelf prospectus supplement can be obtained by contacting the Company (defined below) or, in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Organigram Holdings Inc. (the “Company”).

Issue:	Units of the Company (the “Units”). Each Unit shall be comprised of one common share of the Company (a “Unit Share”) and one-half of one common share purchase warrant of the Company (each full warrant, a “Warrant”).

Each Warrant will entitle the holder to acquire one common share of the Company (a “Warrant Share”) at an exercise price of C$2.50 for a period of 3 years.

Size of Offering:	Approximately C$60,125,000 (without giving effect to the Over-Allotment Option) (the “Offering”).

Issue Price:	C$1.85 per Unit.

Over-Allotment Option:	Up to 15% of the number of Units sold pursuant to the Offering to cover any over-allotments and for market stabilization purposes, exercisable within 30 days of the closing of the Offering (the “Over-Allotment Option”).

Type of Transaction:	Marketed underwritten offering by way of a prospectus supplement to the existing short form base shelf prospectus dated November 22, 2019 to be filed in all the provinces and territories of Canada, and the related registration statement on Form F-10 in the United States, pursuant to the United States/Canada Multi-Jurisdictional Disclosure System (MJDS).

Exchange Listing:	Toronto Stock Exchange and the NASDAQ.

Eligibility:	The Units shall be eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Use of Proceeds:	The Company expects to use the net proceeds from the Offering to repay indebtedness, and for working capital and other general corporate purposes.

Commission:	5.0% of the gross proceeds raised in respect of the Offering (including the Over-Allotment Option).

Closing Date:	On or about November 12, 2020.

Lead Underwriter:	Canaccord Genuity Corp. and Canaccord Genuity LLC.